Exhibit 4.5

DESCRIPTION OF COMMONSTOCK OF LINKBANCORP, INC.

General

LINKBANCORP, Inc. (“LINK”) has 25,000,000 shares of authorized capital stock, consisting of 20,000,000 shares of common stock, par value $0.01 per share and 5,000,000 shares of preferred stock, no par value per share.As of March 28, 2023, there were 16,221,692 shares of LINK common stock and no shares of LINK preferred stock outstanding. Each share of LINK common stock has the same relative rights as, and is identical in all respects to, each other share of common stock.

Common Stock

Dividends. Holders of shares of LINK common stock are entitled to receive dividends when and as declared by the LINK board of directors out of funds legally available therefore. LINK’s ability to pay dividends is dependent on its earnings and financial condition and subject to certain restrictions imposed by state and federal laws.

Voting Rights. The holders of our common stock have exclusive voting rights in LINK. They elect LINK’s board of directors and act on other matters as are required to be presented to them under Pennsylvania law or as are otherwise presented to them by the board of directors. Generally, each holder of LINK common stock is entitled to one vote per share and does not have any right to cumulate votes in the election of directors.

Liquidation or Dissolution. In the unlikely event of liquidation, dissolution or winding up of LINK, the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of LINK available for distribution.

Preemptive Rights. Holders of the common stock of LINK will not be entitled to preemptive rights with respect to any shares that may be issued. The common stock is not subject to redemption.

Listing. LINK common stock is listed on the NASDAQ Capital Market under the symbol “LNKB.” The transfer agent for LINK common stock is American Stock Transfer & Trust Company LLC.

Restrictions on Acquisition of LINKBANCORP, Inc.

The following discussion is a general summary of the material provisions of Pennsylvania law, our Articles of Incorporation and Bylaws and certain other regulatory provisions that may be deemed to have an “anti-takeover” effect. The following description is necessarily general and is not intended to be a complete description of the document or regulatory provision in question.

Pennsylvania Law and LINK’s Articles of Incorporation and Bylaws

Authorized but Unissued Stock. The authorized but unissued shares of common stock and preferred stock will be available for future issuance without shareholder approval. These additional shares may be used for a variety of corporate purposes, including future private or public offerings to raise additional capital, corporate acquisitions, and employee benefit plans. The existence of authorized but unissued and unreserved shares of common stock and preferred stock may enable the board of directors to issue shares to persons friendly to current management, which could render more difficult or discourage any attempt to obtain control of LINK by means such as a proxy contest, tender offer, or merger, and thereby protect the continuity of LINK’s management.

No Cumulative Voting. The LINK articles of incorporation do not provide for cumulative voting for the election of directors.

Shareholder Nominations and Proposals. The LINK bylaws provide that any shareholder desiring to make a nomination for the election of directors or a proposal for new business at an annual meeting of shareholders must submit written notice to LINK at least 90 days and not more than 120 days prior to the anniversary date of the previous year’s annual meeting.

Special Meetings of Shareholders. For a special shareholders’ meeting to be called by shareholders, Pennsylvania law requires the request of holders of at least 20% of the outstanding shares of LINK’s common stock entitled to vote at a meeting to call a special shareholders’ meeting.

Removing Directors from Office. The LINK bylaws provide that directors may be removed for cause by the affirmative vote of the holders of at least a majority of the votes cast of LINK’s common stock entitled to vote generally in the election of directors.

Bylaw Amendments. The LINK bylaws require that any shareholder amendments to the LINK bylaws be approved by the affirmative vote of the holders of two-thirds of the issued and outstanding shares of LINK entitled to vote at such meeting. The board of directors of LINK may also make, amend, or repeal the LINK bylaws at any regular or special meeting of the Board of Directors at which a quorum is present, by a majority vote of the members attending, except with respect to any provision that the LINK articles of incorporation, the LINK bylaws, or Pennsylvania law requires action by the shareholders and is subject to the power of the shareholders to change such action.

Approval of Certain Transactions. Under the LINK articles of incorporation, any merger, consolidation, liquidation or dissolution of LINK, or any action that would result in the sale or disposition of all or substantially all of LINK’s assets, is subject to a heightened shareholder vote standard, requiring the affirmative vote of the holders of at least 75% of the outstanding shares of common stock of LINK, unless two-thirds of LINK’s board of directors has previously approved the transaction. Additionally, the provision in the LINK articles of incorporation that sets forth this requirement may not be amended unless the amendment is approved by 75% of the outstanding shares of the common stock of LINK.

Change in Control Law and Regulations. Under the Change in Bank Control Act, a federal law, no person may acquire control of an insured bank or its parent holding company unless the Federal Reserve Board has been given 60 days’ prior written notice and has not issued a notice disapproving the proposed acquisition. The Federal Reserve Board takes into consideration certain factors, including the financial and managerial resources of the acquirer and the competitive effects of the acquisition. In addition, federal regulations provide that no company may acquire control of a bank without the prior approval of the Federal Reserve Board. Any company that acquires such control becomes a “bank holding company” subject to registration, examination and regulation by the Federal Reserve Board. Control, as defined under federal law, means ownership, control of or holding irrevocable proxies representing more than 25% of any class of voting stock, control in any manner of the election of a majority of the company’s directors, or a determination by the Federal Reserve Board that the acquirer has the power to direct, or directly or indirectly exercise a controlling influence over, the management or policies of the institution. Acquisition of more than 10% of any class of a bank holding company’s voting stock constitutes a rebuttable determination of control under the regulations under certain circumstances including where, as is the case with LINK, the issuer has registered securities under Section 12 of the Securities Exchange Act of 1934. Federal Reserve Board regulations provide that parties seeking to rebut control will be provided an opportunity to do so in writing.